EXHIBIT 12(a)

PACCAR Inc and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Three Months Ended
	March 31
	2009		2008
FIXED CHARGES
Interest expense - PACCAR and Subsidiaries (1)	$91.1		$98.2
Portion of rentals deemed interest	4.5		4.4

TOTAL FIXED CHARGES	$95.6		$102.6

EARNINGS
Income before taxes - PACCAR and Subsidiaries (2)	$36.6		$423.6
Fixed charges	95.6		102.6

EARNINGS AS DEFINED	$132.2		$526.2

RATIO OF EARNINGS TO FIXED CHARGES	1.38	X	5.13	X

(1)    Exclusive of interest, if any, paid to PACCAR.

(2)    Includes before tax earnings of wholly owned subsidiaries.